January 25, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Cord Blood America

Form SB-2/A

Filed January 25, 2008

SEC File Number:  333-148394

SEC Accession No.: 0001354488-08-000091

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cord Blood America, Inc. a Florida corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form SB-2/A(File No. 333-148394) (Accession No. 0001354488-08-000091) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2008.

The Registration Statement was incorrectly tagged as an amendment to a filing on SB-2/A, rather than as a post-effective amendment.  Accordingly, the Company is requesting that the Registration Statement be withdrawn as it has already filed the post-effective amendment with the correct EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please contact our legal counsel, Darrin M. Ocasio, with Sichenzia Ross Friedman Ference LLP., should you have further questions regarding our request for withdrawal. Mr. Ocasio may be reached at (212) 930-9700.  Thank you for your assistance in this matter.

Very truly yours,

Cord Blood America, Inc.

By:   /s/ Matthew Schissler

Name:  Matthew Schissler

Title:  Chief Executive Officer